One Marcus Square   1618 Main Street   Dallas, Texas 75201

January 6, 2017

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                             Neiman Marcus Group, Inc.

Registration Statement on Form S-1 (File No. 333-206078) filed August 4, 2015

Request for Withdrawal of Registration Statement

Ladies and Gentlemen,

Neiman Marcus Group, Inc. (the “Company”) hereby requests withdrawal of its Registration Statement on Form S-1, File No. 333-206078 (the “Registration Statement”), pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2015.

The Company has determined that it is not in its best interests to proceed with the initial public offering contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been sold in connection with the offering contemplated thereby.

Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this matter, please contact Philippa M. Bond of Proskauer Rose LLP at (310) 284-5607. Thank you for your assistance.

Very truly yours,

Neiman Marcus Group, Inc.

By:	/s/ Tracy M. Preston
Tracy M. Preston
Senior Vice President, General Counsel and Corporate Secretary